UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of December 2013

Commission File Number: 000-50826

KONGZHONG CORPORATION
(Translation of registrant’s name into English)

35/F, Tengda Plaza, No. 168 Xizhimenwai Street
Beijing, China 100044
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___)

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- _____________.)

EXHIBITS

Exhibit Number		Page

1.1	KongZhong Corporation Announces Results of 2013 Annual General Meeting	4

1.2	KongZhong Corporation 2013 Annual General Meeting notice and Proxy statements	5

FORWARD-LOOKING STATEMENTS

The press release and presentation of KongZhong Corporation (the “Company”), constituting Exhibits 1.1 to this Form 6-K, contain statements that may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Such forward-looking statements are, by their nature, subject to significant risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations expressed or implied by such forward-looking statements. Such forward-looking statements include, without limitation, statements regarding trends in the wireless value-added services, wireless media and mobile games industries and our future business, financial conditions, results of operations and prospects.

Although such statements are based on the Company’s own information and information from other sources it believes to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends and the Company’s results may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, continued competitive pressures in China's wireless value-added services, wireless media and mobile games industries and the effect of such pressure on prices; unpredictable changes in technology, consumer demand and usage preferences in the market; the state of and any change in the Company’s relationship with China's telecommunications operators; the Company’s dependence on the billing systems of telecommunications operators for its performance; the outcome of the Company’s investment of operating income generated from the wireless value-added services segment into the development of its wireless Internet segment and mobile games segment; changes in the regulations or policies of the Ministry of Industry and Information Technology and other relevant government authorities in China or elsewhere; and changes in political, economic, legal and social conditions in China, including the government's policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China's telecommunications market. For additional discussion of these risks and uncertainties and other factors, please see the Company’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. The Company assumes no obligation to update any forward-looking statements, which apply only as of the date of this report on Form 6-K.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONGZHONG CORPORATION

Date: December 18, 2013
	By:	/s/ Leilei Wang
	Name:	Leilei Wang
	Title:	Chief Executive Officer

3

KongZhong Corporation Announces Results of 2013 Annual General Meeting

Beijing, December 18, 2013 – KongZhong Corporation (NASDAQ:KONG), a leading provider of digital entertainment services for consumers in the PRC, announced today the results of its 2013 Annual General Meeting which was held on December 18, 2013 in Beijing, China. Its shareholders have adopted several resolutions.

Shareholders voted to: Re-elect Leilei Wang as Director and Xiaoxin Chen as Independent Director for each three-year terms, Appoint Xiaolong Li as new Independent directors for a 1-year term, Approve the 2013 KongZhong Equity Incentive Plan and Reappoint Deloitte Touche Tohmatsu as the Company’s independent auditor for the fiscal year 2013.

For more detailed information regarding these resolutions, please review the 2013 Annual General Meeting Notice posted at ir.kongzhong.com.

About Kongzhong

Kongzhong (NASDAQ:KONG), listed in Nasdaq in 2004, is one of the leading providers of digital entertainment services for consumers in the PRC. We operate three main business units, namely Internet games, mobile games and WVAS. Within Internet games, KONG has the exclusive publishing rights for World of Tanks, World of Warplanes, World of Warships, Guild Wars 2 and other titles in mainland China. Since the acquisition of our proprietary smartphone game engine platform in 2011, KONG has expanded our smartphone game development team across 4 cities in China currently developing over 10 smartphone games across various genres, including MMORPG, RTS, military, and fantasy.

For information, please contact:

Jay Chang

KongZhong Corporation

Tel: +86-10-8857-6000

Fax: +86-10-8857-5891

Email: ir@kongzhong.com

4

KongZhong Corporation
35th Floor, Tengda Plaza
No. 168 Xizhimenwai Street
Beijing, China 100044

October 15, 2013

Dear Shareholder:

You are cordially invited to attend the 2013 Annual General Meeting of Shareholders of KongZhong Corporation (the “Company”). We will hold the meeting on December 18, 2013 at 2 p.m., Beijing time, at our offices on the 35th Floor, Tengda Plaza, No. 168 Xizhimenwai Street, Beijing, China. We hope that you will be able to attend.

Enclosed you will find a notice setting forth the business expected to come before the Annual General Meeting, our Proxy Statement, a form of proxy card. At this year’s Annual General Meeting, the agenda includes proposals to re-elect one Director, re-elect one Independent Director, replace one Independent Director, approve the 2013 KongZhong Equity Incentive Plan and reappoint our independent auditor for the 2013 fiscal year.

Our Board of Directors has decided that each of the proposals is in the best interests of the Company and its shareholders and therefore recommends that you vote FOR each of these proposals.

Your vote is very important to us. Whether or not you plan to attend the Annual General Meeting in person, your shares should be represented and voted. After reading the enclosed Proxy Statement, please complete, sign, date and promptly return the proxy card in the self-addressed envelope that we have included for your convenience. Submitting the proxy before the Annual General Meeting will not preclude you from voting in person at the Annual General Meeting should you decide to attend.

Sincerely,

Leilei Wang
Chief Executive Officer
Beijing, China

5

KongZhong Corporation

35th Floor, Tengda Plaza
No. 168 Xizhimenwai Street
Beijing, China 100044

Notice of 2013 Annual General Meeting of Shareholders

October 15, 2013

The 2013 Annual General Meeting of Shareholders of KongZong Corporation will be held at the 35th Floor, Tengda Plaza, No. 168 Xizhimenwai Street, Beijing, China, on December 18, 2013, at 2 p.m., Beijing time, for the purpose of considering and, if thought fit, passing and approving the following resolutions:

1.	As an Ordinary Resolution, THAT the incumbent Director Leilei Wang be re-elected as a Director for an additional three-year term, to expire at the 2016 Annual General Meeting of Shareholders; and

2.	As an Ordinary Resolution, THAT the incumbent Director Xiaoxin Chen be re-elected as an Independent Director for an additional three-year term, to expire at the 2016 Annual General Meeting of Shareholders; and

3.	As an Ordinary Resolution, THAT Xiaolong Li be appointed as an Independent Director of the company for one-year term, to expire at the 2014 Annual General Meeting of shareholders.

4.	As an Ordinary Resolution, THAT The KongZhong Corporation 2013 Equity Incentive Plan (the “Plan”) be and is hereby approved and 80,000,000 ordinary shares may be issued pursuant to the Plan, and further that the proper officers of the Company be, and each of them hereby is, authorized, empowered and directed to transfer to the 2013 Plan such shares that have already been registered with the U.S. Securities and Exchange Commission on a Form S-8 pursuant to the Original Plan, but with respect to which no awards have yet been granted or awards have expired or otherwise been forfeited.

5.	As an Ordinary Resolution, THAT Deloitte Touche Tohmatsu be re-appointed as the Company’s independent auditor for the fiscal year 2013, to hold office until the next Annual General Meeting of Shareholders.

And to transact such other business as may properly come before the Annual General Meeting.

Additional information regarding the matters to be acted on at the Annual General Meeting can be found in the accompanying Proxy Statement.

All holders of record of the Company’s ordinary shares (but not holders of American Depositary Shares) as of October 15, 2013, will be entitled to attend and vote at the Annual General Meeting.

This notice of 2013 Annual General Meeting of Shareholders and the Proxy Statement are also available through our website at http://ir.kongzhong.com.

By Order of the Board of Directors,

Leilei Wang
Chief Executive Officer
Beijing, China

SHAREHOLDERS: PLEASE MARK, SIGN, DATE AND PROMPTLY RETURN THE PROXY CARD IN THE ENCLOSED ENVELOPE SO IT IS RECEIVED NO LATER THAN DECEMBER 11, 2013, 10 A.M., BEIJING TIME.

6

KongZhong Corporation

35th Floor, Tengda Plaza
No. 168 Xizhimenwai Street
Beijing, China 100044

PROXY STATEMENT
ANNUAL GENERAL MEETING OF SHAREHOLDERS
December 18, 2013

INTRODUCTION

This Proxy Statement is furnished in connection with a solicitation of proxies by the Board of Directors of KongZhong Corporation, a company incorporated under the laws of the Cayman Islands (the “Company”), to be used at our 2013 Annual General Meeting of Shareholders (the “Annual General Meeting”) to be held at the 35th Floor, Tengda Plaza, No. 168 Xizhimenwai Street, Beijing, China, on December 18, 2013, at 2 p.m., Beijing time, and at any adjournments or postponements of the Annual General Meeting.

The Board of Directors has established October 15, 2013(the “Shareholders Record Date”) as the date used to determine those record holders of the Company’s ordinary shares to whom the notice of 2013 Annual General Meeting will be sent. The Board of Directors has established October 15, 2013(the “ADS Holders Record Date”) as the date used to determine those record holders of the Company’s ADSs to whom the notice of 2013 Annual General Meeting will be sent. If you properly cast your vote by executing and returning the enclosed proxy card (and, in the case of shareholders, if your proxy is not subsequently revoked), your vote will be voted in accordance with your instructions. If you execute and return the enclosed proxy card but do not give instructions as to how to vote, your proxy will be voted FOR each proposal described in this Proxy Statement and otherwise in accordance with the judgment of the person or persons voting the proxy on any other matter properly brought before the Annual General Meeting.

A shareholder executing a proxy may revoke it before it is exercised by giving written notice revoking the proxy to our Secretary, by subsequently filing another proxy bearing a later date or by attending the Annual General Meeting and voting in person. A vote cast in accordance with the instructions of a proxy shall be valid notwithstanding (i) the death or unsoundness of mind, subsequent to the execution of the proxy but prior to the Annual General Meeting, of the shareholder who executes the proxy, or (ii) revocation of the proxy, if no written instrument setting forth such death, insanity or revocation shall have been received by the Company at its office as specified in the Notice of 2013 Annual General Meeting of Shareholders no later than one hour prior to the commencement of the Annual General Meeting or of any adjournments or postponements of the Annual General Meeting. Attending the Annual General Meeting without further action will not automatically revoke your proxy.

Quorum and Voting Requirements

Two shareholders present in person or by proxy and holding shares representing in the aggregate no less than 33.33% of the outstanding voting shares will constitute a quorum for the transaction of business at the Annual General Meeting.

7

The affirmative vote of two-thirds of the outstanding voting shares present in person or by proxy is required to approve Special Resolutions. The affirmative vote of a majority of the outstanding voting shares present in person or by proxy is required to approve all other proposals.

Expenses of Solicitation

We will pay the expenses of the preparation of proxy materials and the solicitation of proxies for the Annual General Meeting. We will reimburse the depositary bank for our ADSs, Citibank, N.A., for costs incurred by it in mailing proxy materials to ADS holders in accordance with our Deposit Agreement.

Annual Report

Our 2013 Annual Report is available through our website at http://.ir.kongzhong.com. Our Annual Report does not constitute proxy soliciting material.

PROPOSALS

Proposal No. 1: Ordinary Resolution to Re-elect Leilei Wang as a Director

Our Board consists of five Directors, each serving a three-year term. The terms of the directors are staggered. Two directors’ term, including that of Leilei Wang, shall expire at this year’s Annual General Meeting of Shareholders. The Board has nominated the incumbent Director, Leilei Wang, to be re-elected as a Director for an additional term of three years, to expire at the 2016 Annual General Meeting of Shareholders.

Leilei Wang, 40, has served as the Chairman of the Board of Directors of our company and our Chief Executive Officer since October 2008. His current term expires in 2013. Mr. Wang was the chief executive officer of TOM Online from September 2003 to September 2008. Between 1999, when Mr. Wang joined TOM Group Limited, or TOM Group, TOM Online’s parent company, and 2003, Mr. Wang held various management positions within TOM Group. Mr. Wang graduated in 1996 from the Electronic Engineering Department of Tsinghua University with a bachelor’s degree in Electronic Technology and Information.

The Board recommends a vote FOR the re-election of Leilei Wang as a Director for an additional term of three years, to expire at the 2016 Annual General Meeting of Shareholders.

Proposal No. 2: Ordinary Resolution to Re-elect Xiaoxin Chen as an Independent Director

Our Board consists of five Directors, each serving a three-year term. The terms of the directors are staggered. Two directors’ term, including that of Xiaoxin Chen, shall expire at this year’s Annual General Meeting of Shareholders. The Board has nominated the incumbent Director, Xiaoxin Chen, to be re-elected as an Independent Director for an additional term of three years, to expire at the 2016 Annual General Meeting of Shareholders.

8

Xiaoxin Chen, 40, has been an Independent Director of our company since September 2008. His current term expires in 2015. Mr. Chen has been a managing partner of Zeniphs China Capital, a private equity fund, since late 2007. Before joining the fund, Mr. Chen was the chief financial officer of Oak Pacific Interactive, later renamed Renren Inc., a leading social networking service provider in China. Before joining Renren, Mr. Chen was an investment banker at Citigroup Hong Kong. Mr. Chen is also the independent director of Prosten Technology Holdings Ltd., a Hong Kong Stock Exchange Growth Enterprise Market-listed company. Mr. Chen graduated on top of his class and received his bachelor’s degree in Operations Research and Industrial Engineering (summa cum laude) from Cornell University.  He received his MBA degree from Stanford Graduate School of Business and was a recipient of the 2000 Arjay Miller Scholar Award upon graduation.

The Board recommends a vote FOR the re-election of Xiaoxin Chen as an Independent Director for an additional term of three years, to expire at the 2016 Annual General Meeting of Shareholders.

Proposal No. 3: Ordinary Resolution to Appoint Xiaolong Li as an Independent Director

Our Board consists of five Directors, each serving a three-year term. The terms of the directors are staggered. The Board has nominated the Xiaolong Li as an Independent Director of the company. Xiaolong Li will serve for one-year term, to expire at the 2014 Annual General Meeting of Shareholders.

Xiaolong Li, 48, currently serves as a director of several companies, some of them in the United States. Mr. Li serves an independent director in E-Commerce China Dangdang Inc, a company listed on the NY Stock Exchange. Mr. Li has more than 20 years of experience in the industry of information technology and telecommunications. He founded 263 Network Communication Company Limited, a company currently listed on the Shenzhen Stock Exchange, in 1999 and has been its chairman since then. Prior to that, he founded Beijing Jingxun Public Information Technology Company Limited in 1997 and was its executive director until 1999. In 1992, he founded Beijing Haicheng Telecommunication Technology Company Limited and was its chairman until 1997. Mr. Li attended the undergraduate program in software engineering in Beijing University of Technology.

The Board recommends a vote FOR the appoint Xiaolong Li as an Independent Director to serve for one-year term, to expire at the 2014 Annual General Meeting of Shareholders.

Proposal No. 4: Ordinary Resolution to Approve the 2013 KongZhong Equity Incentive Plan

The KongZhong Corporation 2013 Equity Incentive Plan (the “Plan”) be and is hereby approved and 80,000,000 ordinary shares may be issued pursuant to the Plan, and further that the proper officers of the Company be, and each of them hereby is, authorized, empowered and directed to transfer to the 2013 Plan such shares that have already been registered with the U.S. Securities and Exchange Commission on a Form S-8 pursuant to the Original Plan, but with respect to which no awards have yet been granted or awards have expired or otherwise been forfeited.

9

The Board recommends a vote FOR the approve the 2013 KongZhong Equity Incentive Plan.

Proposal No.5: Ordinary Resolution to Reappoint Deloitte Touche Tohmatsu as the Company’s Independent Auditor

The Board proposes that Deloitte Touche Tohmatsu be reappointed as the Company’s independent auditor for the fiscal year 2013, to hold office until the next Annual General Meeting.

If the reappointment of Deloitte Touche Tohmatsu is not approved by the shareholders, Deloitte Touche Tohmatsu will nevertheless remain the Company’s independent auditor until another independent auditor is appointed by the shareholders or until it resigns from such position.

Audit Fees

The table below summarizes the fees that the Company paid or accrued for services provided by Deloitte:

	2011	2012
	(In U.S. dollars)
Audit Fees	$1,137,000	$1,164,000

The Board of Directors recommends a vote FOR reappointing Deloitte Touche Tohmatsu as the Company’s independent auditors for the fiscal year 2013, to hold office until the next Annual General Meeting.

OTHER MATTERS

At the date hereof, there are no other matters that the Board of Directors intends to present, or has reason to believe others will present, at the Annual General Meeting. If other matters properly come before the Annual General Meeting, the persons named in the accompanying form of proxy card will vote in accordance with their best judgment with respect to such matters.

10

By Order of the Board of Directors,

Leilei Wang

Chief Executive Officer

11